Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

August 21, 2014

VIA EDGAR

James O’Connor, Esquire

Senior Counsel

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC  20549

Re:          FS Energy and Power Fund II (File No. 333-195237)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of FS Energy and Power Fund II (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s outside legal counsel on June 23, 2014 and August 13, 2014 regarding the Company’s Registration Statement on Form N-2 (File No. 333-195237) (the “Registration Statement”) and the prospectus included therein.  For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement, which the Company filed on the date hereof.

1.                                      Please include in the parenthetical to the line item “Commitments and contingencies” and the related footnote in the Company’s Balance Sheet the amount of organizational and offering costs incurred by the Company as of the balance sheet date.

The Company accepts the Staff’s comment and revised the parenthetical and footnote disclosures to include the requested disclosure in PEA 2.

2.                                      Please update the Registration Statement to include financial statements as of a date less than 90 days before the date of the filing of PEA 2.

The Company accepts the Staff’s comment and has included updated financial statements in PEA 2.

3.                                      Please revise the language in “Note 3. Related Party Transactions” to the Company’s Financial Statements to include the date on which the Company and FSEP II Advisor, LLC entered into the investment and advisory and administrative services agreement or include such information as a Subsequent Event.

The Company accepts the Staff’s comment and has included the requested disclosure in Note 6. Subsequent Events, in PEA 2.

4.                                      Please include disclosure in the Registration Statement that organizational and offering costs are subject to future reimbursements.

The Company accepts the Staff’s comment and has included the requested disclosure in PEA 2.

5.                                      Please confirm that the Company will disclose in future filings any material amendments to the expense support and conditional reimbursement agreement.

The Company accepts the Staff’s comment and will disclose in future filings any material amendments to the expense support and conditional reimbursement agreement.

6.                                      Please provide a representation that the Company’s future filings will contain disclosure identifying the sources of any distributions paid by the Company to its shareholders.

The Company confirms that its future quarterly filings will include disclosure identifying the sources of any distributions paid by the Company to its shareholders.

7.                                      Please confirm that as of the date of the seed financial statements of the Company and as of August 21, 2014, there were no known purchase commitments.

The Company respectfully submits that as of the date of the seed financial statements of the Company and as of August 21, 2014, there were no known purchase commitments.  The Company further submits that if, at the end of a future reporting period, the Company has a known purchase commitment, the Company will accrue a liability for any reimbursements payable which are based on the committed amount.

8.                                      Please change the accounting treatment and presentation of organization and offering costs paid by the investment adviser on behalf of the Company so that the financial statements reflect only the amount reimbursed by the Company to the adviser (1.5% of the gross proceeds raised in the Company’s continuous public offering), rather than reflecting such costs as current organization and offering costs and corresponding capital contributions of the investment adviser.

The Company accepts the Staff’s comment and has updated the financial statements and made appropriate enhancements to the disclosure and presentation of organization and offering costs in PEA 2. Going forward, organization and offering costs presented in the Company’s financial statements will reflect only the amount reimbursed by the Company to the adviser and its affiliates (1.5% of the gross proceeds raised in the Company’s continuous public offering).

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Gerald F. Stahlecker
Stephen S. Sypherd
FS Energy and Power Fund II